[Letterhead of Sutherland Asbill & Brennan LLP]

January 26, 2015

VIA EDGAR

Dominic Minore, Senior Counsel

Jeffrey Long, Staff Accountant

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GSV Capital Corp.

Pre-Effective Amendment No. 3 to the Registration Statement on Form N-2

Filed on October 14, 2014 (File No. 333-191307)

Dear Messrs. Minore and Long:

On behalf of GSV Capital Corp. (the “Company”), set forth below are the Company’s responses to the oral comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on November 7, 2014 and November 17, 2014 with respect to Pre-Effective Amendment No. 3 to the Company’s registration statement on Form N-2 (File No. 333-191307), filed with the Commission on October 14, 2014 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”). The Staff’s comments are set forth below and are followed by the Company’s responses. Where revisions to the Prospectus are referenced in the below responses, such revisions have been included in the marked pages from the Prospectus attached hereto.

Registration Statement

1.	Comment: We note that since the filing of this registration statement, the Company has filed its quarterly report on Form 10-Q for the quarter ended September 30, 2014. Accordingly, please update the information included in the registration statement.

Response: The Company acknowledges the Staff’s comment and confirms that it will update the Registration Statement prior to requesting accelerated effectiveness.

Prospectus Cover Page

2.	Comment: In your response letter, confirm that substantially all of the information that is currently presented on the front cover page of the base prospectus will also be included on the front cover page of the prospectus supplement that will be delivered with the base prospectus.

Dominic Minore, Esq.

Jeffrey Long

January 26, 2015

Response: The Company confirms that substantially all of the information that is currently presented on the front cover page of the Prospectus will also be included on the front cover page of any prospectus supplement that will be delivered with the Prospectus.

3.	Comment: Please include on the cover page disclosure stating the possibility that the Company may elect not to be treated as a regulated investment company for the 2014 taxable year and disclose any situation in which it would not be in the Company’s best interests to elect to do so.

Response: The Company has revised the disclosure set forth on the cover page of the Prospectus in response to the Staff’s comment.

4.	Comment: Please include on the cover page disclosure made in the “Risk Factors” section related to the Company’s inability to make a reasonably reliable estimate of when it will become eligible to be treated for tax purposes as a regulated investment company.

Response: The Company has revised the disclosure set forth on the cover page of the Prospectus in response to the Staff’s comment.

5.	Comment: In the second paragraph, the Company discloses that its “investments generally do not produce current income.” Please expand the disclosure to explain the possible effects of this characteristic.

Response: The Company has revised the disclosure set forth on the cover page of the Prospectus in response to the Staff’s comment.

Prospectus Summary – Current Portfolio

6.	Comment: Please include disclosure addressing the typical characteristics of the Company’s investments in preferred stock.

Response: The Company has revised the disclosure set forth in the “Summary” section of the Prospectus in response to the Staff’s comment.

7.	Comment: In the footnotes to the “Current Portfolio” table, please include disclosure indicating the Company’s aggregate realized gain or loss on sold investments during the period described.

Response: The Company has revised the disclosure set forth in the “Summary” section of the Prospectus in response to the Staff’s comment.

Prospectus Summary – Risk Factors

8.	Comment: Please add bullet-point disclosure in the “Risk Factors” section of the Prospectus Summary to describe any material risks relating to the following items:

Dominic Minore, Esq.

Jeffrey Long

January 26, 2015

•	the fact that the Company has substantial negative cash flows resulting from operations;

•	the fact that the Company has experienced a substantial increase in operating expenses as a result of its use of leverage; and

•	the fact that the Company has made no dividend distribution since its inception.

Response: The Company has revised the above-referenced disclosure in response to the Staff’s comment.

Fees and Expenses

9.	Comment: In footnote 5 to the fee table, please confirm whether the 1.0% annual fee on the revolving credit facility is included in the calculation of the line item “Interest payments on borrowed funds” and if not included, please revise the disclosure to include the 1.0% annual fee.

Response: The Company has revised the disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comments.

Risk Factors

10.	Comment: In the tabular presentation on page 24 of the Prospectus, please replace any parentheses indicating a negative number with a “-” sign.

Response: The Company has revised the disclosure set forth in the “Risk Factors” section of the Prospectus in response to the Staff’s comment.

11.	Comment: On page 35 of the Prospectus, the Company discloses that it intends to elect to be treated as a regulated investment company for its 2014 taxable year, if management determines that it is in the Company’s “best interests to do so.” Please disclose any situation in which it would not be in the Company’s best interests to elect to be treated as a regulated investment company and revise the Prospectus as appropriate.

Response: The Company has revised the disclosure set forth in the “Risk Factors” section and other relevant sections of the Prospectus in response to the Staff’s comment.

Management’s Discussion and Analysis – Investments

12.	Comment: Please define in the introduction to the tabular presentation of investments the term “Gross Payments” as used in the third column of the table.

Response: The Company has revised the disclosure set forth in the “Management’s Discussion and Analysis” section of the Prospectus in response to the Staff’s comment.

Dominic Minore, Esq.

Jeffrey Long

January 26, 2015

Accounting Comments

Fees and Expenses

13.	Comment: The last sentence of footnote 4 discloses that the Company had no accrued incentive fees. Please revise the disclosure to include the Company’s accrued incentive fees as reflected in the Company’s Statement of Net Assets.

Response: The Company has revised the disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

14.	Comment: Please revise the fee table to include a line item for “Income tax expenses.”

Response: The Company has revised the disclosure set forth in the “Fees and Expenses” section of the Prospectus in response to the Staff’s comment.

15.	Comment: Please consider whether the line item for “Acquired fund fees and expenses” is appropriate given that the amount listed is currently zero.

Response: The Company has removed the above-referenced line item and further confirms that it does not expect in the upcoming year to make investments in an acquired fund that would require disclosure under the above-referenced line item. However, the Company advises the Staff on a supplemental basis that the Company will update the line item as necessary.

16.	Comment: In footnote 8, please include the final adjusted net asset value the Company used in its calculations.

Response: The Company has revised the disclosure in footnote 8 in response to the Staff’s comment.

Example

17.	Comment: Please confirm that the returns currently included in the 1, 3, 5 and 10-Year expense table reflect the character of the Company’s historical returns.

Response: The Company confirms that the returns currently included in the above-referenced table reflect the character of the Company’s historical returns.

Financial Statements

18.	Comment: Are there any payables to directors at period-end? If so, these should be disclosed separately, in accordance with Regulation S-X Article 6-04.12:

Dominic Minore, Esq.

Jeffrey Long

January 26, 2015

12. Other liabilities: State separately (a) amounts payable for investment advisory, management and service fees; and (b) the total amount payable to: (1) Officers and directors; (2) controlled companies; and (3) other affiliates, excluding any amounts owing to noncontrolled affiliates which arose in the ordinary course of business and which are subject to usual trade terms.

Response: The Company acknowledges the Staff’s comment and advises the Staff on a supplemental basis that there were no payables due to the Directors of the Company as of September 30, 2014.

19.	Comment: On page F-3, please advise the Staff on a supplemental basis regarding the purpose for the line item “Gain of fair value adjustment for embedded derivative.”

Response: The Company advises the Staff on a supplemental basis that the above-referenced line item pertains to a cash “make-whole” payment currently payable upon conversion of the Company’s outstanding convertible notes.

20.	Comment: On pages F-33 and F-69, under Note 7, Financial Highlights, of the Notes to the Financial Statements, June 30, 2014 and December 31, 2013, respectively, please disclose separately the Company’s accrual for income tax and such accrual’s effect on the expense ratio.

Response: The Company acknowledges the Staff’s comment and confirms that it will include such disclosure in its future quarterly and annual financial statements.

21.	Comment: Please include in the body of the Prospectus a table setting forth the Company’s senior securities as of the end of each fiscal year since the Company’s formation. In addition, please attach as an exhibit to the Registration Statement the auditor’s report on the senior securities table.

Response: The Company has revised the disclosure set forth above in response to the Staff’s comment.

22.	Comment: Please confirm that the Company has performed an analysis as to whether the disclosure requirements of Rules 3-09 or 4-08(g) of Regulation S-X should be applied to any portfolio companies that the Company controls.

Response: The Company confirms that it has undertaken the requested assessment and does not believe that additional financial statements or selected financial data are currently required to be disclosed with respect to any portfolio company that the Company may be deemed to control, within the meaning of the Investment Company Act of 1940, as amended.

23.	Comment: The Company’s disclosure indicates investments in affiliated companies. Please include the tabular disclosure required by Regulation S-X, Article 12-14.

Dominic Minore, Esq.

Jeffrey Long

January 26, 2015

Response: The Company acknowledges the Staff’s comment and confirms that it will include such disclosure in its future quarterly and annual financial statements.

In connection with responding to the Staff’s comments on the Registration Statement, the Company acknowledges that:

•	the Company is responsible for the accuracy and adequacy of the disclosure in the Registration Statement;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the Registration Statement do not foreclose the SEC from taking any action with respect to the Registration Statement; and

•	the Company may not assert the Staff’s comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Additional Undertaking

In addition to the foregoing, the Company hereby undertakes to inform the Staff in advance of any proposed debt offering pursuant to the Registration Statement or any post-effective amendment thereto, and to provide the Staff for review the preliminary prospectus supplement and clear all Staff comments relating to any such debt offering prior to commencing any such debt offering.

*           *           *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0515 or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ John J. Mahon

John J. Mahon

cc:	William F. Tanona / GSV Capital Corp.

Steven B. Boehm / Sutherland Asbill & Brennan LLP